

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 15, 2017

Therese Tucker
Chief Executive Officer
BlackLine, Inc.
21300 Victory Boulevard, 12th Floor
Woodland Hills, CA 91367

      Re: BlackLine, Inc.
              Registration Statement on Form S-1
              Filed November 13, 2017
              File No. 333-221500

Dear Ms. Tucker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                  Sincerely,

                                    /s/ Jan Woo

                                  Jan Woo
                                  Legal Branch Chief
                                  Office of Information Technologies
                                  and Services

cc: Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.